Mail Stop 3720

August 9, 2006

**Via U.S. Mail and Fax**
Denis Lau
Chief Financial Officer
Asia Satellite Telecommunications Holdings Ltd.
17th Floor, The Lee Gardens
33 Hysan Avenue, Causeway Bay
Hong Kong K3 00000

       RE:    **Form 20-F for the fiscal year ended December 31, 2005**
               **Filed June 19, 2006**
               **File No. 001-14396**

Dear Mr. Lau:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005
2.17 Revenue Recognition, page F-14

1.  Explain to us why, for US GAAP reporting purposes, sales of transponder capacity are not recognized immediately.

2.  Explain to us if you have determined whether, for US GAAP reporting purposes, your customer arrangements contain a lease.  If so, please revise your US GAAP policy disclosures and advise us of your accounting.  We refer you to the guidance in EITF 01-8.

3.  With a view towards expanded policy disclosure, explain to us how you determine if a customer agreement is for the sale of transponder capacity or for transponder utilization.  Please refer us to the US GAAP accounting literature that you are relying upon as the basis for your US GAAP accounting policy.

7. Property, Plant and Equipment – Group, page F-18

4.  Disclose and explain to us how you account for satellite launch and in-orbit insurance costs.  We note on page 26 that you have obtained insurance policies that cover both the launch and subsequent in-orbit functioning of the satellite. Tell us if you recognize as an operating expense the portion of the premium relating to the in-orbit insurance and explain the basis for your policy under US GAAP.

5.  Disclose the specific types of costs capitalized as part of your long-lived satellite assets and advise us.  Please address in your response the cost of launch insurance and incentive payments.

30. Commitments, page F-35

6.  Tell us and disclose if you have committed to make orbital incentive payments to the manufacturer of any of your satellites.  If applicable, you should fully disclose the nature and terms of this commitment and your US GAAP accounting policy, and explain to us in detail.

Other

7.  If your consolidated subsidiaries are operated under political, economic or currency restrictions, disclose the effect, insofar as this can reasonably be determined, of foreign exchange restrictions upon the consolidated financial position and operating results of the company. Refer to Rule 3A-02(d) of Regulation S-X.

8.  We note you have significant operations in China and Hong Kong SAR.  In light of the restriction on the payment of dividends and other restrictions under PRC law, it appears it may be necessary for you to provide condensed financial information of the registrant prepared in accordance with 12-04 of Regulation S-X and the disclosures required by 4-08(e) of Regulation S-X, pursuant to Item 17(a) of Form 20-F.  Please revise accordingly or advise us in detail.

\*   \*   \*   \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.  Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director